Exhibit 99.1

Luxoft Holding, Inc Announces Pricing of Public Offering by Selling Shareholder

TORTOLA, BRITISH VIRGIN ISLANDS — November 21, 2013 — Luxoft Holding, Inc (NYSE:LXFT) announced today the pricing of the public offering of 2,800,000 of its Class A ordinary shares by its shareholder, Rus Lux Limited, at $34.00 per Class A ordinary share. The offering consists entirely of shares sold by Rus Lux Limited. Luxoft will not receive any proceeds from the sale of shares in this offering.  The offering is expected to close on or about November 27, 2013.

Credit Suisse Securities (USA) LLC and VTB Capital plc are the joint bookrunning managers for the offering. A copy of the final prospectus related to the offering may be obtained when available from Credit Suisse Securities (USA) LLC, by telephone at 1-800-221-1037, by mail at Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, or by email at newyork.prospectus@credit-suisse.com; from VTB Capital plc by telephone at +1 646-527-6313, or by mail at 452 Fifth Avenue, 23rd Floor, New York, NY 10018.

A registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Luxoft

Luxoft is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation.

Investor Relations:

Alina V. Plaia

Head of External Communications

tel: +1 (212) 964-9900 (ext.2404)